UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of May 2021

The following exhibits are furnished herewith:

Exhibit 99.1	Press release, dated May 5, 2021, titled: “CNH Industrial reports record first quarter. Consolidated revenues of $7.5 billion (up 37% compared to Q1 2020), net income of $425 million, adjusted diluted EPS of $0.32, and adjusted EBIT of Industrial Activities of $545 million (up $693 million), with strong performance from all segments year over year. Industrial Activities net cash of $0.6 billion at March 31, 2021, with free cash flow seasonally negative by $0.4 billion.”

Exhibit 99.2	CNH Industrial N.V. First Quarter 2021 Results Review Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

May 5, 2021

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	Press release, dated May 5, 2021, titled: “CNH Industrial reports record first quarter. Consolidated revenues of $7.5 billion (up 37% compared to Q1 2020), net income of $425 million, adjusted diluted EPS of $0.32, and adjusted EBIT of Industrial Activities of $545 million (up $693 million), with strong performance from all segments year over year. Industrial Activities net cash of $0.6 billion at March 31, 2021, with free cash flow seasonally negative by $0.4 billion.”

Exhibit 99.2	CNH Industrial N.V. First Quarter 2021 Results Review Presentation